Exhibit 99.1

ICON Selected by Pfizer as a Global Strategic Partner for Clinical Research and Development

ICON Selected For Strength of Services, Quality and Regulatory Compliance and Collaboration Expertise

Dublin, Ireland, May 26, 2011 – ICON plc, (NASDAQ: ICLR; ISIN: IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced a strategic partnership with Pfizer Inc. (NYSE:PFE) which will see it serve as one of two preferred providers of clinical trial implementation services.

The new partnership is part of Pfizer’s comprehensive program of change in R&D to sharpen research focus, deliver differentiated innovation, and create a more flexible cost base through external partnerships for certain R&D services. To be fully implemented over an 18 to 24 month period, the partnership will enable Pfizer to focus internally on its core capability in clinical trial design, while leveraging the strengths and scale of ICON to implement clinical development programs with greater efficiency and rigor.

Under the partnership agreement, Pfizer will retain scientific ownership of the clinical development process, and maintain strict oversight and quality standards relating to patient safety and regulatory compliance. Pfizer will leverage ICON’s expertise in the areas of program initiation and management; site and country feasibility; data management and reporting set-up; program study drug logistics; scientific and medical communications; and quality assurance.

Peter Gray, CEO at ICON plc, commented, “Today’s announcement is another significant indicator of ICON’s ability to partner with major companies in helping them transform their drug development model and validates the investments that we are making to capitalise on the changing market environment. We look forward to working with Pfizer to help realise their development pipeline and expect that over time our partnership will have a significant positive impact on ICON’s future growth.”

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has approximately 7,700 employees, operating from 77 locations in 39 countries.

Further information is available at www.iconplc.com

DISCLOSURE NOTICE: The information contained in this release is as of May 26, 2011. ICON assumes no obligation to update forward-looking statements contained in this release as a result of new information or future events or developments.

This release contains forward-looking information about ICON’s strategic partnership with Pfizer, including the potential benefits of the partnership on ICON’s future financial results and condition that involves substantial risks and uncertainties. These risks and uncertainties include, among other things, the risk that the partnership results in more limited provision of services by ICON than expected, that those services do not have the expected financial impact on ICON or that the partnership is terminated.

A further description of risks and uncertainties can be found in ICON’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 and in its Reports of Foreign Issuer on Form 6-K filed with the US Securities and Exchange Commission.

ICON/ICLR-F

Contacts
Sam Farthing
VP Investor Relations
ICON plc
+ 353-1-291-2000

Rosie Allan
Weber Shandwick
+44 (0)20 7067 0190